Exhibit 4.10

REED ELSEVIER GROUP PLC

RULES OF THE REED ELSEVIER GROUP PLC
RETENTION SHARE PLAN

(Adopted by the directors on 16 February 2004)

1. Definitions

1.1      In this Plan, unless the context otherwise requires, the following words and expressions shall have the following meanings, namely:

Adoption Date means 16 February 2004;

Award means a right granted under the Plan to acquire automatically Shares without payment subject to satisfaction of performance conditions;

the Board means the Board of Directors of the Company;

the Committee means the remuneration committee of the Board or other duly authorised committee thereof or any person acting under duty powers delegated by any such committee;

Capital Reorganisation means any variation in the share capital or reserves of a Qualifying Company (including, without limitation, by way of capitalisation issue, rights issue, sub-division, consolidation, or reduction);

the Company means Reed Elsevier Group plc;

Control has the meaning given to that word by section 840 of the Taxes Act;

Date of Grant means the date on which an Award is granted;

Dutch Share means an ordinary share in the capital of RE NV or shares representing those shares following any Capital Reorganisation of RE NV;

Executive means any employee or executive director of any member of the Group (excluding any executive director of the Company or any Qualifying Company) whose terms of service require him to devote substantially the whole of his working time to the affairs of the Group;

Grant Period means the period of 42 days commencing on any of the following:

(a)	the day immediately following the day on which the Qualifying Companies make an announcement of their results for the last preceding financial year, half year or other period; or

(b)	any day on which the Board resolves that exceptional circumstances exist which justify the grant of an Award;

the Group means the Company and every company which is under the Control of the Company and member of the Group shall be construed accordingly;

Participant means any individual who holds a subsisting Award (including, where the context permits, the legal personal representatives of a deceased Participant);

Performance Period means the period of three financial years commencing in the financial year in which the Date of Grant falls;

Qualifying Company means each of RE PLC and RE NV;

RE NV means Reed Elsevier NV;

RE PLC means Reed Elsevier PLC;

UK Share means an ordinary share in the capital of RE PLC or shares representing those shares following any Capital Reorganisation of RE PLC;

the Plan means this Reed Elsevier Group plc Retention Share Plan as amended from time to time;

Shares means a UK Share and/or a Dutch Share and Shareholder shall be construed accordingly;

Taxes Act means the Income and Corporation Taxes Act 1988; and

Vesting Date means (unless the Committee specifies otherwise at its Date of Grant), the third anniversary of the Date of Grant of the Award (or, if later, the date of publication of the final set of accounts of the Company which are relevant to the determination of the applicable performance condition).

1.2      Where the context permits the singular shall include the plural and vice versa and the masculine shall include the feminine. Headings shall be ignored in construing the Plan.

1.3      References to any Act of Parliament shall include any statutory modification, amendment or re-enactment thereof.

2. Grant of Awards

2.1      The Committee may grant Awards to Executives selected by the Committee in its absolute discretion during a Grant Period. For the avoidance of doubt, no Executive shall have the right or expectation to participate in the Plan in any Grant Period.

2.2      Save as otherwise permitted in these rules, objective conditions must be satisfied prior to the vesting of Awards. Such conditions shall consist of the conditions set out in the Schedule to this Plan or such other conditions as the Committee may adopt from time to time. There will be no retesting of such conditions. For the avoidance of doubt the condition may relate to remaining an employee of a member of the Group until the Vesting Date, subject to the rules of the Plan.

2.3      The grant of an Award and/or the delivery of Shares upon vesting thereof shall be conditional on the Executive agreeing to comply with any arrangements specified by the Company for the payment of taxation and social security contributions (including without limitation the right to sell on the Executive’s behalf sufficient Shares to satisfy any taxation or social security contributions liability on the Executive’s part for which any member of the Group may be liable) in respect of an

Award and entering into any election specified by the Company under Chapter 2 of Part 7 of the Income Tax (Earnings & Pensions) Act 2003 in respect of shares to which he is or may become entitled under the Plan. For Executives resident outside the UK, the Committee shall have power to vary the grant/delivery mechanics in such manner as it thinks fit to take account of local tax and securities laws considerations.

2.4      As soon as practicable after the Date of Grant the Company shall procure the issue to such Executive of certificates in respect of an Award. Such certificates shall be issued under the seal of the Company or otherwise to take effect as a deed, or may refer to another document evidencing the legal enforceability of the Award.

2.5      No Award shall be granted under the Plan later than the tenth anniversary of the Adoption Date.

2.6      Every Award granted hereunder shall be personal to the Participant and, except to the extent necessary to enable a personal representative to exercise the Award following the death of a Participant, neither the Award nor the benefit thereof may be transferred, assigned, charged or otherwise alienated. Any transfer of an Award otherwise than as permitted under this rule 2.6 shall cause the Award to lapse.

2.7      The Company shall procure that Shares are available for transfer in satisfaction of Awards. For the avoidance of doubt Shares shall not be issued to satisfy Awards.

3. Individual Limits

No Executive shall be granted an Award which would, at the proposed Date of Grant, cause the aggregate market value of Awards under the Plan granted to the Executive in the three year period up to and including the Date of Grant to exceed three times such Executive’s basic salary from the Group at the Date of Grant unless in exceptional circumstances the Committee at its discretion determines otherwise.

4. Specific Provisions Relating to Awards

The number of Shares that vest under an Award shall be determined by reference to whether the performance condition imposed under rule 2.2 has been fulfilled in accordance with these rules by the Vesting Date.

5. Lapse of Awards — Cessation of Employment

5.1      Save as otherwise provided in these rules, in the event that the Participant ceases or will cease to be an employee of a member of the Group:

(a)	by reason of resignation, the Award shall lapse automatically on the date on which the Participant gives notice of the termination of his employment; and

(b)	for any reason where (a) does not apply, the Award shall lapse automatically on the date of the cessation of employment.

5.2      Save as otherwise provided in these rules, where a Participant ceases to be an employee of a member of the Group by reason of:

(a)	death;

(b)	long term disability;

(c)	retirement due to ill-health

(d)	retirement at the normal retirement date or such other retirement date as the Company may determine in its absolute discretion; or

(e)	any other reason if the Company so decides in its absolute discretion then an Award may vest either (at the Company’s absolute discretion):

(i)	within such period after the leaving date as the Company may at its discretion specify, in respect of that number of Shares which the Company may at its discretion specify having regard to the Company’s determination of the Award’s likely vesting level if the Award had continued until the maturity date; or

(ii)	at the Vesting Date, subject to such reduction as the Company shall determine to take account of the fact that the Participant was not in service for the full period between the Date of Grant and the Vesting Date.

5.3      For the purposes of rules 5.1 and 5.2 a female Participant shall not be treated as ceasing to be an employee of a member of the Group if absent from work wholly or partly because of pregnancy or confinement until she ceases to be entitled to exercise any statutory or contractual right to return to work.

5.4      For the purposes of rules 5.1, 5.2, and 5.3 following an Award rollover pursuant to rule 9, a Participant shall not be treated as ceasing to be employed by a member of the Group until he ceases to be employed by a company which is either (i) the Acquiring Company (as defined in rule 9) or (ii) a subsidiary of the Acquiring Company (within the meaning of section 736 of the Companies Act 1985).

5.5      If a Participant:

(a)	is dismissed from employment with a member of the Group in circumstances justifying summary termination under his contract of employment, or resigns from employment with a member of the Group; and

(b)	within twelve months of the date of termination of his employment (the Termination Date), becomes an employee of a Competitor Company and his employment with that company results in his material involvement in one or more businesses that compete with any business carried on by a member of the Group in which he had been involved in the twelve months prior to the Termination Date, he must pay to the Company, within seven days of written demand from the Company, the Relevant Amount. The Relevant Amount is an amount equal to A minus B where:

A is an amount equal to the pre-tax gain realised by the Participant on the exercise of an Award in the period of six months prior to the Termination Date. For these purposes, the gain shall be the market value of the Shares acquired by the Participant on the vesting of the Award and such gain shall be determined irrespective of whether the Participant has sold or retained the Shares so acquired; and

B is an amount equal to the tax and social security liabilities incurred by the Participant on the vesting of the Award.

A Competitor Company shall mean any of those companies notified to the Participant from time to time.

By accepting an Award, a Participant shall be bound by this rule 5.5 notwithstanding that (i) it shall only be applicable after the release of Shares under rule 11, and (ii) whether or not the essential terms of this rule 5.5 shall have been separately notified in writing by the Company to each Participant.

6. General Offer

6.1      If any person (either alone or together with any person acting in concert with him) obtains Control of a Qualifying Company as a result of a general offer to acquire the whole of the share capital of that Qualifying Company (other than those shares which are already owned by him and/or any person acting in concert with him), in respect of Shares in that Qualifying Company which are under the Award (but not in respect of Shares in the other Qualifying Company which are or may be under the Award), a Participant’s Award will vest on the date of change of Control if and to the extent that the performance conditions imposed under rule 2.2 are met over the foreshortened period ending on the date of change of Control (subject to modification if the Committee considers that the performance conditions would be met to a greater or lesser extent at the end of the Performance Period).

6.2      Following a change of Control pursuant to rule 6.1, any Award which has not vested in respect of Shares in the Qualifying Company which undergoes the change of Control shall, without prejudice either to the operation of rule 9 or to the continuance of the Award in respect of Shares in the other Qualifying Company, lapse automatically on the earlier of the following dates:

(a)	two months after the date on which the offer becomes unconditional in all respects; and

(b)	in the event that any person becomes entitled under sections 428 to 430 of the Companies Act 1985 to acquire UK Shares (or there occurs in relation to RE NV an event entitling the offeror to acquire compulsorily Shares held by minority shareholders) one month after the date on which such person becomes so bound or entitled.

6.3      The provisions of rules 6.1 and 6.2 shall not apply in the event that either:

(a)	the person obtaining Control of a Qualifying Company is the other Qualifying Company or a company under the Control of the other Qualifying Company; or

(b)	the Qualifying Company remains under the ultimate control of the Shareholders of RE PLC or RE NV immediately prior to the relevant transaction affecting the Qualifying Company.

6.4      The provisions of rules 6.1 and 6.2 shall apply mutatis mutandis in the event that any person (either alone or together with any person acting in concert with him) obtains Control of the Company provided that Awards shall not vest under this rule 6.4 in the event that either:

(a)	the person obtaining Control of the Company is RE PLC or RE NV or a company under the control of one or both of them; or

(b)	the Company remains under the ultimate control of the Shareholders of RE PLC or RE NV immediately prior to the relevant transaction affecting the Company.

In the event Awards vest under this rule 6.4, Awards over Shares in both Qualifying Companies shall be transferred to the Participant.

7. Scheme of Arrangement

7.1      If a court shall direct that a meeting of the holders of UK Shares be convened pursuant to section 425 of the Companies Act 1985 for the purposes of considering a scheme of arrangement involving the reconstruction of RE PLC or its amalgamation with any other company or companies then (unless rule 9 applies), a Participant’s Award will vest the day immediately prior to sanction by the court or such later date as is determined by the Committee in its absolute discretion, in respect of UK Shares under his Award (without prejudice to the continuance of the Award in respect of Dutch Shares). The Award will only vest if and to the extent that the performance conditions imposed under rule 2.2 are met over the foreshortened period ending the day immediately prior vesting (subject to modification if the Committee considers that the performance conditions would be met to a greater or lesser extent at the end of the Performance Period).

7.2      Without prejudice to the operation of rule 9, Awards in respect of UK Shares shall not without the consent of the Committee vest under the foregoing provisions if the purpose and effect of the scheme of arrangement is to create a new holding company for the Company or RE PLC, such company having substantially the same shareholders and proportionate shareholdings as those of the Company or RE PLC (as the case may be) immediately prior to the scheme of arrangement.

7.3      The provisions of rules 7.1 and 7.2 shall apply mutatis mutandis to Awards in respect of Dutch Shares in the event that RE NV is subject to a legal process under

Dutch law which is considered by the Committee to be broadly equivalent to section 425 of the Companies Act 1985.

8. Voluntary Winding-up

The provisions of rules 6.1, 6.2, and 6.4 shall apply mutatis mutandis in the event that notice is duly given of a resolution for a voluntary winding-up of a Qualifying Company provided that, for the purposes of this rule 8, all references in rule 6 to a change of Control or to an offer becoming unconditional in all respects shall be treated as references to the date on which notice is given for the voluntary winding-up of a Qualifying Company.

9. Award Rollover

9.1      If any company (the Acquiring Company) obtains Control of a Qualifying Company or of the Company as a result of an event referred to in rules 5.5 or 7, each Participant, may at any time within one month of the change of Control, with the agreement of the Acquiring Company, release any Award in respect of Shares in that Qualifying Company which has not lapsed (the Old Right) in consideration of the grant to him of a new right (the New Right) which in the opinion of the Committee and the Acquiring Company is equivalent to the Old Right but relates to shares in a different company (whether the Acquiring Company itself or another company in its group). The operation of this rule 9 on a change of Control of one Qualifying Company shall not affect the continuance of the Award in respect of Shares in the other Qualifying Company which are or may be subject to the Award.

9.2      Subject to rule 9.3, any performance condition imposed under rule 2.2 in relation to the Old Right shall not apply to the New Right unless the Committee and the Acquiring Company consider that it should so apply (subject to such modifications as they see fit).

9.3      In the event that either:

(a)	the person obtaining Control of the Company or Qualifying Company is RE PLC or RE NV or a company under the control of one or both of them; or

(b)	the Company or Qualifying Company remains under the ultimate control of the Shareholders of RE PLC or RE NV immediately prior to the relevant transaction affecting the Company or Qualifying Company,

Awards shall automatically be exchanged for New Rights as set out in rule 9.1 and the performance conditions imposed under rule 2.2 shall continue to apply (subject to such modifications as the Committee sees fit).

10. Adjustment of Awards

10.1      In the event of:

(i)	any Capital Reorganisation; or

(ii)	the implementation by a Qualifying Company of a demerger or the payment by a Qualifying Company of a super-dividend which would otherwise materially affect the value of an Award the definition of Shares and the number of Shares comprised in an Award in relation to the Shares in that Qualifying Company may be adjusted in such manner as the Committee may determine: provided that:

(a)	no adjustment shall take effect without the prior approval of the person holding the Shares to which the Award relates (such approval not to be unreasonably withheld); and

(b)	no adjustment shall be made pursuant to this rule (other than on a capitalisation issue) unless and until the auditors for the time being of the Company (acting as experts not arbitrators) shall have confirmed in writing to the Committee that such adjustment is in their opinion fair and reasonable.

11. Transfer of Shares Pursuant To Awards

11.1      Subject to any necessary consents, and to compliance by the Participant with the terms of the Plan, not later than 14 days after the Vesting Date, a Qualifying Company shall procure the transfer of Shares to the Participant (or to his nominee). The Qualifying Company shall as soon as practicable deliver to the Participant (or his nominee) a definitive share certificate or other evidence of title in respect of such Shares. Where the Shares are transferred to a nominee of the Participant, the Participant shall remain the beneficial owner of the Shares.

12. Rights Attaching to Shares Transferred Pursuant to Awards

12.1      All Shares transferred upon the vesting of an Award shall rank pari passu in all respects with the Shares in issue at the Vesting Date save as regards any rights attaching to such Shares by reference to a record date prior to the date of vesting.

12.2      Any Shares acquired shall be subject to the articles of association of the relevant Qualifying Company from time to time.

13. Administration and Amendment

13.1      The decision of the Committee or of the Company (as the case may be) shall be final and binding in all matters relating to the Plan and the Committee may at any time discontinue the grant of further Awards or amend any of the provisions of the Plan in any way it thinks fit provided that:

(a)	the Committee shall not make any amendment that would materially prejudice the interests of Participants in relation to subsisting Awards except with their prior written consent; and

(b)	without prejudice to any provision of the Plan which provides for the lapse of an Award, the Committee may not cancel an Award unless the Participant agrees in writing to such cancellation.

14. General

14.1      Any member of the Group may provide money to the trustees of any trust or any other person to enable them or him to acquire Shares to be held for the purposes of the Plan, or enter into any guarantee or indemnity for those purposes, to the extent not prohibited by section 151 of the Companies Act 1985.

14.2      The rights and obligations of a Participant under the terms and conditions of his office or employment shall not be affected by his participation in the Plan or any right he may have to participate in the Plan. An individual who participates in the Plan waives all and any rights to compensation or damages in consequence of the termination of his office or employment with any company for any reason whatsoever insofar as those rights arise, or may arise, from his ceasing to have rights under or be entitled to exercise any Award under the Plan as a result of such termination or from the loss or diminution in value of such rights or entitlements. If necessary, the Participant’s terms of employment shall be varied accordingly.

14.3      The existence of any Award shall not affect in any way the right or power of the Company or its shareholders to make or authorise any or all adjustments, recapitalisations, reorganisations or other changes in the Company’s capital structure, or any merger or consolidation of the Company, or any issue of shares, bonds, debentures, preferred or prior preference stocks ahead of or convertible into, or otherwise affecting the Shares or the rights thereof, or the dissolution or liquidation of the Company or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

14.4      Any notice or other document required to be given under or in connection with the Plan may be delivered to a Participant or sent by post to him at his home address according to the records of his employing company or such other address as may appear to the Company to be appropriate. Notices sent by post by the Company shall be deemed to have been given on the day following the date of posting. Any notice or other document required to be given to the Company under or in connection with the Plan may be delivered or sent by post to it at its registered office (or such other place or places as the Company may from time to time determine and notify to Participants) and shall not be deemed to have been received by the Company until the day on which the Company actually receives such notice or other document.

14.5      Benefits under the Plan shall not be pensionable.

14.6      The Company, or where the Committee so directs any member of the Group, shall pay the appropriate stamp duty on behalf of Participants in respect of any transfer of Shares.

14.7      These rules shall be governed by, and construed in accordance with, the laws of England and Wales.

SCHEDULE 1

INITIAL PERFORMANCE CONDITIONS

This Schedule sets out the initial performance conditions for the purposes of rule 2.2.

1. In this Schedule, unless the context otherwise requires, the definitions in the rules of the Plan shall apply, and the following words and expressions shall have the following meanings:

Accounts means the consolidated accounts of each Qualifying Company for a Financial Year;

Accounts Date means the date on which the Accounts are published;

Auditors means the auditors for the time being of each Qualifying Company (acting as experts not arbitrators);

Base Year means, in relation to each Qualifying Company, the Financial Year ending immediately before the start of the Test Period;

Earnings per Share means, for any Financial Year of the relevant Qualifying Company, the earnings per ordinary share of a Qualifying Company (before amortisation of goodwill and intangible assets, exceptional items, and related tax effects) calculated in accordance with Financial Reporting Standard No. 3 issued by the Accounting Standards Board Limited or any modification thereto provided that to ensure comparability of Financial Years of the Qualifying Company within a Test Period and for the Base Year the Committee may:

(a)	adjust the figure for earnings per share as calculated in accordance with the relevant accounting standard to arrive at a figure which reflects the underlying business performance of the Group (and may, without limitation, adjust by excluding any or all extraordinary or exceptional items from the earnings per share calculation);

(b)	adjust the figure to ensure that the rates of conversion of any currency are applied on a consistent basis in respect of years falling within the Test Period and for the Base Year; and

(c)	adjust the figure to ensure that the relevant accounting standards are applied on a consistent basis in respect of years falling within the Test Period and for the Base Year,

provided that the Committee shall have discretion to adjust this definition of EPS to take account of any change in recognised accounting standards or practice, fiscal regime or capital structure, to ensure consistent measurement and accountability;

Financial Year means an accounting reference period as defined in accordance with section 224 of the Companies Act 1985; and

Test Period means in relation to any Award the period of three consecutive Financial Years commencing with the Financial Year starting immediately before the Date of Grant of the relevant Award.

2. Awards under the Plan shall only vest if and to the extent that the conditions set out below are satisfied.

EPS Condition

3. The EPS condition relating to the Awards under the Plan shall be applied over the Test Period. For the purposes of this condition, the arithmetic mean of the growth in Earnings per Share achieved by each Qualifying Company shall be used.

4. The Awards shall vest in full if the EPS growth over the Test Period is 8% or more. There will be no opportunity for retesting if the EPS condition is not met over the Test Period. For the avoidance of doubt Awards will not partially vest except as provided for in rules 5.2, 6.1 and 7.1.

5. The Committee will have the discretion to increase the EPS growth performance hurdle stated at paragraph 5 above in order to take into account any movement in the rate of inflation.

APPENDIX 1

PLAN APPLICABLE TO ELSEVIER REED FINANCE BV

If the Board wishes to grant Awards to employees of Elsevier Reed Finance BV (ERF) or of companies under the Control of ERF, it may grant Awards pursuant to this Appendix, and the following provisions shall apply:

(A)	The Rules of the Plan shall apply to the grant of Awards under this Appendix subject to the modifications contained in the following paragraphs.

(B)	The definition of Group shall be construed as including ERF and every company which is under the Control of ERF; and

(C)	Awards shall not be granted under this Appendix without the agreement of the supervisory board of ERF.